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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         RATIONAL  SOFTWARE CORPORATION
                         ------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   75409P202
                                   ----------
                                 (CUSIP Number)


      W. GEOFFREY STEIN, PURE ATRIA CORPORATION, 1309 SOUTH MARY AVENUE,
-------------------------------------------------------------------------------
                      SUNNYVALE, CA 94087  (408) 720-1600
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 7, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

-----------------------                                  ---------------------
  CUSIP NO. 75409P202             SCHEDULE 13D             PAGE 2 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PURE ATRIA CORPORATION
      94-3141575
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)  [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                           Approximately 9,520,425 shares  (Pure Atria holds
                           the option to purchase shares of Issuer Common
     NUMBER OF             Stock which will become exercisable only upon the
                           occurrence of certain events, as specified in the
      SHARES               Stock Option Agreement filed herewith as Exhibit
                           4.  The option is exercisable for that number of
   BENEFICIALLY            shares, equal to 19.9% of Issuer Common Stock
                           outstanding on the date the option becomes
     OWNED BY              exercisable.  The number of shares reported
                           hereon is approximated based on the number of
       EACH                shares of Issuer Common Stock outstanding
                           at April 7, 1997.)
    REPORTING      -----------------------------------------------------------
                          SHARED VOTING POWER
      PERSON         8
                          116,173 (includes an aggregate of 80,660
       WITH               shares subject to options exercisable
                          within 60 days)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                    9
                          Approximately 9,520,425 shares  (Pure Atria
                          holds the option to purchase shares of
                          Issuer Common Stock which will become
                          exercisable only upon the occurrence of
                          certain events, as specified in the Stock
                          Option Agreement filed herewith as Exhibit
                          4.  The option is exercisable for that
                          number of shares equal to 19.9% of Issuer
                          Common Stock outstanding on the date the
                          option becomes exercisable.  The number of
                          shares reported hereon is approximated
                          based on the number of shares of Issuer
                          Common Stock outstanding at April 7, 1997.)
                   -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                  10
                        -0-
 -----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,636,598

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      20.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 3 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PAUL D. LEVY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 4 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL T. DEVLIN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 5 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JAMES S. CAMPBELL

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,248 (Subject to the restrictions set forth in a
     OWNED BY             Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              15,248 (Subject to the restrictions set forth in an
                          Affiliate Agreement dated April 7, 1997, the form of
       WITH               which is filed as Exhibit 7 to this Schedule 13D)

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,248

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 6 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DANIEL H. CASE III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,329 (Subject to the restrictions set forth in a
     OWNED BY             Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              36,329 (Subject to the restrictions set forth in an
                          Affiliate Agreement dated April 7, 1997, the form of
       WITH               which is filed as Exhibit 7 to this Schedule 13D)

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,329

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 7 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LESLIE G. DENEND

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          42,498 (Subject to the restrictions set forth in a
     OWNED BY             Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              42,498 (Subject to the restrictions set forth in an
                          Affiliate Agreement dated April 7, 1997, the form of
       WITH               which is filed as Exhibit 7 to this Schedule 13D)

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      42,498

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 8 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN H. MONTAGUE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          600 (Subject to the restrictions set forth in a
     OWNED BY             Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              600 (Subject to the restrictions set forth in an
                          Affiliate Agreement dated April 7, 1997, the form of
       WITH               which is filed as Exhibit 7 to this Schedule 13D)

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 75409P202               SCHEDULE 13D          PAGE 9 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALLISON R. SCHLEICHER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF UNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          21,498 (Subject to the restrictions set forth in a
     OWNED BY             Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              21,498 (Subject to the restrictions set forth in an
                          Affiliate Agreement dated April 7, 1997, the form of
       WITH               which is filed as Exhibit 7 to this Schedule 13D)

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,498

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 10 of 28 Pages
--------------------                                         -------------------

  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pure Atria Corporation, a Delaware corporation ("Pure Atria"), or by Paul D. Levy, Michael T. Devlin, James S. Campbell, Daniel H. Case III, Leslie G. Denend, John H. Montague or Allison R. Schleicher (collectively, the "Rational Stockholders") that it or he is the beneficial owner of any of the Common Stock referred to herein, other than shares of Rational Common Stock issued and outstanding and owned of record by the aforementioned persons as of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other
                                                         ---
purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Rational Stockholder has been provided by such Rational Stockholder, and any information contained herein as to Pure Atria has been provided by Pure Atria.

ITEM 1.   SECURITY AND ISSUER.

  This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Rational Corporation, a Delaware
            -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 2800 San Tomas Expressway, Santa Clara, California  95051.

ITEM 2.   IDENTITY AND BACKGROUND.

  The names of the people filing this statement are Pure Atria Corporation, a Delaware corporation, Paul D. Levy, Michael T. Devlin, James S. Campbell, Daniel
H. Case III, Leslie G. Denend, John H. Montague and Allison R. Schleicher. The address of the principal office and principal business of Pure Atria is 1309 South Mary Avenue, Sunnyvale, California 94087. Pure Atria develops, markets and supports a comprehensive, integrated suite of software products that are designed to improve the software development process and enable the production of reliable, high-quality software. Set forth in Schedule A is a list of each of Pure Atria's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule B is a list of each the Rational Stockholders, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization, other than Rational, in which such employment is conducted and their citizenship.

During the past five years neither Pure Atria nor any of the Rational Stockholders nor, to Pure Atria's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Pure Atria nor any of the Rational Stockholders nor, to Pure Atria's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 11 of 28 Pages
--------------------                                         -------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Pursuant to an Agreement and Plan of Reorganization dated April 7, 1997 (the

"Merger Agreement") among Pure Atria, Issuer and Wings Merger Corporation, a
 ----------------
Delaware corporation and a wholly-owned subsidiary of Issuer ("Merger Sub"), and
                                                               ----------
subject to the conditions set forth therein (including approval by stockholders of Issuer and Pure Atria), Merger Sub will be merged with and into Pure Atria (the "Merger"), with each share of Pure Atria Common Stock being converted into
      ------
the right to receive 0.9 shares of Issuer common stock, $0.01 par value per share ("Issuer Common Stock"). The foregoing summary of the Merger is qualified
        -------------------
in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. As an inducement to enter into the Merger Agreement, Issuer granted Pure Atria an option to purchase Issuer Common Stock, as described in Item 4 hereof, and as set forth in the Stock Option Agreement filed herewith as Exhibit
4.  The Rational Stockholders are not parties to the Merger Agreement.

  This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

  As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into Pure Atria in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware
                                                                    --------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
---                                               --------------
existence of Merger Sub will cease and Pure Atria will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer ("Surviving
                                                         ---------
Corporation").  The initial directors of the Surviving Corporation shall be the
-----------
directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Pure Atria Corporation." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

  In connection with the Merger, holders of outstanding Pure Atria Common Stock will receive, in exchange for each share of Pure Atria Common Stock held by
them, 0.9 shares of Issuer Common Stock.   In addition, Issuer will assume all
purchase rights outstanding under Pure Atria's Employee Stock Purchase Plan and will assume all of the options to purchase Pure Atria Common Stock under the following Pure Atria stock plans: the Pure Atria 1995 Stock Plan, the Pure Software, Inc. 1992 Stock Option/Stock Issuance Plan, the Atria Software, Inc. 1994 Stock Plan, the Atria Software, Inc. 1994 Non-Employee Director Stock Option Plan, the Atria Software, Inc. 1990 Stock Option Plan, the Integrity QA Software, Inc. 1995 Stock Option Plan, the Performix, Inc. 1991 Stock Option Plan and the QualTrak 1994 Stock Option Plan. If the Merger is consummated, the Pure Atria Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 12 of 28 Pages
--------------------                                         -------------------

  The Merger Agreement contains customary representations and warranties on the part of Pure Atria and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Pure Atria and Issuer, the receipt of regulatory approvals and the absence of any material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

  Under certain circumstances, if the Merger Agreement is terminated without consummation of the Merger, then either Issuer or Pure Atria may be required to pay certain break-up fees to the other party. Specifically, if in certain circumstances either the Issuer or Pure Atria board of directors does not recommend that its stockholders approve the Merger, recommends that its stockholders approve an acquisition proposal superior to the Merger, or fails to hold a stockholder meeting before September 30, 1997, then Issuer or Pure Atria, as the case may be, must pay the other party $18,000,000. Further, if in certain circumstances (i) there is a competitive acquisition bid pending with respect to either party, (ii) the stockholders of such party vote down the Merger (a "Negative Vote"), and (iii) such party consummates or agrees to an acquisition within specified time limits, then such party must pay to the other party $18,000,000. Finally, a party must pay the other party $3 million (in addition to any other break-up fee required) if (i) such party is required to pay the other party the $18 million fee in any case described above, (ii) such party's stockholders vote down the Merger even if no requirement to pay the $18 million fee arises, or (iii) such party breaches a representation, warranty or covenant in the Merger Agreement or experiences a material adverse effect such that the other party may and does terminate the Merger Agreement.

  The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The Rational Stockholders are not parties to the Merger Agreement.

  As an inducement to Pure Atria to enter into the Merger Agreement, certain of Rational's stockholders (the "Rational Stockholders") have each entered into a
                              --------------------
Voting Agreement dated as of April 7, 1996 (the "Voting Agreement") with Pure
                                                 ----------------
Atria. Pursuant to the Voting Agreements, the stockholders have agreed to vote, and to grant the Pure Atria Board of Directors a proxy to vote, the shares of Issuer Common Stock owned by them in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Rational Stockholder and the number of outstanding shares of Rational Common Stock held of record by each Rational Stockholder is set forth in Schedule B hereto which is hereby incorporated herein by reference. Pure Atria did not pay any additional consideration to any stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, certain Pure Atria stockholders have entered into a voting agreement with Issuer on

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 13 of 28 Pages
--------------------                                         -------------------

substantially the same terms as the Voting Agreement. A copy of the form of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

  Also as an inducement to Pure Atria to enter into the Merger Agreement, Pure Atria and Issuer entered into a Stock Option Agreement dated April 7, 1997 ("Stock Option Agreement") pursuant to which Issuer granted Pure Atria the right
  ----------------------
(the "Option"), under certain conditions, to purchase that number of shares of
      ------
Issuer Common Stock equal to 19.9% of the Issuer Common Stock outstanding on the date the Option first becomes exercisable for $23.375 per share. In the event Pure Atria exercises the option, (i) Pure Atria may pay for the Issuer Common Stock with cash or shares of its common stock, (ii) Pure Atria will have certain rights to put the Issuer Common Stock back to Issuer, and (iii) Issuer will have certain rights to call the Issuer Common Stock back from Pure Atria. A copy of this Stock Option Agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference. The Rational Stockholders are not parties to the Stock Option Agreement.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, Pure Atria has entered into a reciprocal stock option agreement with Issuer on substantially the same terms as the Stock Option Agreement, except that the per share exercise price for Pure Atria Common Stock is $21.038. A copy of the form of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

  Also in connection with the Merger Agreement and to avoid interfering with Issuer accounting for the Merger as a pooling of interests, certain stockholders of Pure Atria (each a "Pure Atria Affiliate") have each entered into an
                       --------------------
affiliate agreement with Issuer (collectively, the "Affiliate Agreements")
                                                    --------------------
pursuant to which each Pure Atria Affiliate has agreed to not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position or enter into any similar transaction (through derivatives or otherwise) intended to reduce, or having the effect directly or indirectly of reducing, such Pure Atria Affiliate's risk relative to any shares of Pure Atria Common Stock owned by such Pure Atria Affiliate during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of Pure Atria and Issuer have been published by Issuer. Each Pure Atria Affiliate has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Pure Atria Affiliate will be made in accordance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Pure Atria Affiliate. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, certain Rational stockholders (each a "Rational Affiliate") have each entered into an affiliate agreement with
         ------------------
Pure Atria on substantially the same terms as the Affiliate Agreements; a copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 14 of 28 Pages
--------------------                                         -------------------

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

  As a result of and subject to the Voting Agreement and the irrevocable proxy granted pursuant thereto, Pure Atria has sole power to vote an aggregate of 116,173 shares of Issuer Common Stock (including an aggregate of 80,660 shares subject to options purchasable by the Rational Stockholders within 60 days hereof) for the limited purposes described in Item 4 above, and such shares constitute approximately .24% of the issued and outstanding shares of Issuer Common Stock as of April 7, 1997. If pursuant to the Stock Option Agreement the Option becomes exercisable, Pure Atria would have the right to acquire up to 19.9% of the Issuer Common Stock outstanding as of the date the Option becomes exercisable. Based on the number of shares of Issuer Common Stock outstanding at April 7, 1997, Pure Atria would have the right to acquire up to 9,520,425 shares of Issuer Common Stock. If such shares are acquired, Pure Atria would have sole voting and, subject to Issuer's Call Right on such stock, dispositive power over such shares. The Rational Stockholders are not parties to the Stock Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and the Option, if it is exercised, Pure Atria may be deemed to beneficially own an aggregate of 9,636,598 shares of Issuer Common Stock (including an aggregate of 80,660 shares subject to options purchasable by the Rational Stockholders within 60 days hereof) or 20.1% of the issued and outstanding shares of Issuer Common Stock calculated as of April 7, 1997.

  To Pure Atria's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Pure Atria has not effected any transaction in Issuer Common Stock during the past 60 days and to Pure Atria's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

  Set forth on Schedule C opposite each Rational Stockholder's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Rational Stockholder as of April 7, 1997 (identifying those shares which there is a right to acquire) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of April 7, 1997). As a result of and subject to the Voting Agreement and the proxies granted to Pure Atria pursuant thereto, each of the Rational Stpckholders has granted Pure Atria sole voting power to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name (including those shares which there is a right to acquire) for the limited purposes described in Item 4 above. Subject to the Affiliate Agreements described in Item 4, a form of which is attached herewith as Exhibit 7, each Rational Stockholder has sole dispositive power with respect
to these shares set forth opposite such stockholder's name on Schedule C.   Each
Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

  Other than as described herein, to Pure Atria's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 15 of 28 Pages
--------------------                                         -------------------

or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

  The following documents are filed as exhibits:

1. Agreement and Plan or Reorganization dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Wings Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and Pure Atria Corporation, a Delaware corporation.

2. Form of Voting Agreement dated April 7, 1997 by and among Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

3. Form of Voting Agreement dated April 7, 1997 by and between Rational Software Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

4. Stock Option Agreement dated April 7, 1997, by and between Rational Software Corporation, a Delaware corporation, and Pure Atria Corporation, a Delaware corporation (granting Pure Atria an option to purchase Rational

5. Stock Option Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Rational an option to purchase Pure Atria Common Stock).

6. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

7. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Corporation, a Delaware corporation.

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 16 of 28 Pages
--------------------                                         -------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997

                                     PURE ATRIA CORPORATION


                                     By:  /s/  W. Geoffrey Stein
                                         -----------------------

                                        Title:  Vice President,
                                                General Counsel and Assistant
                                                Secretary

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 17 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                 /s/ Paul D. Levy
                                 ------------------------------
                                     Paul D. Levy

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 18 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997




                                  /s/ Michael T. Devlin
                                  ---------------------------
                                      Michael T. Devlin

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 19 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                      /s/  James S. Campbell
                                      -----------------------------
                                           James S. Campbell

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 20 of 28 Pages
--------------------                                         -------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                  /s/  Daniel H. Case III
                                  ---------------------------
                                       Daniel H. Case III

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 21 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                  /s/  Louis G. Denend
                                  -------------------------------
                                       Louis G. Denend

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 22 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                        /s/  John H. Montague
                                        --------------------------------
                                             John H. Montague

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 23 of 28 Pages
--------------------                                         -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997


                                      /s/  Allison R. Schleicher
                                      --------------------------
                                           Allison R. Schleicher

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 24 of 28 Pages
--------------------                                         -------------------



                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PURE ATRIA CORPORATION



         Individual               Principal       Name and Address    Citizenship
                                Occupation or    of Corporation or
                                  Employment           Other
                                                  Organization in
                                                   Which Employed

Reed Hastings                   President and    Pure Atria              U.S.
                                Chief            Corporation
                                Executive        1309 South Mary
                                Officer          Avenue
                                                 Sunnyvale, CA
                                                 94087

Chuck Bay                       Vice             Pure Atria              U.S.
                                President,       Corporation
                                Finance,         1309 South Mary
                                Chief            Avenue
                                Financial        Sunnyvale, CA
                                Officer, and     94087
                                Secretary

W. Geoffrey Stein               Vice             Pure Atria              U.S.
                                President,       Corporation
                                General          1309 South Mary
                                Counsel and      Avenue
                                Assistant        Sunnyvale, CA
                                Secretary        94087

Paul H. Levine                  Chairman of      Pure Atria              U.S.
                                the Board of     Corporation
                                Directors        1309 South Mary
                                                 Avenue
                                                 Sunnyvale, CA
                                                 94087

Louis J. Volpe                  Senior Vice      GeoTel                  U.S.
                                President of     Communications
                                Sales and        Corporation
                                Marketing        25 Porter Road
                                                 Littleton, MA
                                                 02173

Thomas A. Jermoluk              President,       @Home Networks          U.S.
                                Chief            385 Ravendale
                                Executive        Drive
                                Officer and      Mountain View, CA
                                Chairman of      94043
                                the Board

David A. Litwack                Senior Vice      Powersoft Corp.         U.S.
                                President        561 Virginia Road
                                                 Concord, MA 01742

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 25 of 28 Pages
--------------------                                         -------------------


Aki Fujimura                    Director         Pure Atria              U.S.
                                                 Corporation
                                                 1309 South Mary
                                                 Avenue
                                                 Sunnyvale, CA
                                                 94087

David Barrett                   Vice             Pure Atria              U.S.
                                President of     Corporation
                                Worldwide        1309 South Mary
                                Sales            Avenue
                                                 Sunnyvale, CA
                                                 94087

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 26 of 28 Pages
--------------------                                         -------------------


                                   SCHEDULE B

                    Present Principal
                    Occupation Including
Name and Title      Name of Employer                              Citizenship
--------------      --------------------                          -----------
Paul D. Levy        Chairman of the Board of Directors                U.S.
                    and Chief Executive Officer of Rational

Michael T. Devlin   President and Director of Rational                U.S.

Robert T. Bond      Senior Vice President, Chief Operating Officer,   U.S.
                    Chief Financial Officer and Secretary of Rational

David H. Bernstein  Senior Vice President and General Manager,        U.S.
                    Products of Rational

John R. Lovitt      Senior Vice President North American Field        U.S.
                    Operations of Rational

Stephen F. Zeigler  Senior Vice President and General Manager,        U.S.
                    UNIX Application of Rational

Timothy A. Brennan  Vice President, Finance and Administration        U.S.
                    of Rational

Kevin J. Haar       Vice President, Major Accounts, North American    U.S.
                    Field Operations of Rational

Ivar Jacobson       Vice President, Business Engineering of Rational  SWEDEN

Joseph N. Marasco   Vice President and General Manager,               U.S.
                    Windows Application Construction
                    Products of Rational

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 27 of 28 Pages
--------------------                                         -------------------

Gregory L. Meyers   Vice President and General Manager,               U.S.
                    Object Modeling Products of Rational

Richard P. Reitman  Vice President, Process and Project               U.S.
                    Management Products of Rational

Gerard J. Rudisin   Vice President, Corporate Marketing of            U.S.
                    Rational

Thomas F. Bogan     Vice President and General Manager,               U.S.
                    Software Quality Assurance Business Unit
                    of Rational

Dean Leffingwell    Vice President and General Manager,               U.S.
                    Requirements Management Business Unit
                    of Rational

James S. Campbell   Director of Rational and Managing Director of     U.S.
                    Management Partners International Corporation

Daniel H. Case III  Director of Rational and President and Chief      U.S.
                    Executive Officer of Hambrecht & Quist Group

Leslie G. Denend    Director of Rational and President and Chief      U.S.
                    Executive Officer of Network General
                    Corporation

John E. Montague    Director of Rational and Vice President,          U.S.
                    Financial Strategies at Lockheed Martin
                    Corporation

Allison R.
  Schleicher        Director of Rational and Vice President, Finance  U.S.
                    of IBM Credit Corporation

--------------------                                         -------------------
CUSIP No. 75409P202                SCHEDULE 13D              Page 28 of 28 Pages
--------------------                                         -------------------

                                   SCHEDULE C

                                                                    Percentage of
                           Number of Shares Issuer of            Outstanding Shares of
                                 Common Stock                    Issuer  Common Stock
   Individual                 Beneficially Owned                 as of April 7, 1997

Paul D. Levy                        -0-                                      -0-

Michael T. Devlin                   -0-                                      -0-

James S. Campbell               15,248/(1)/                                .032%

Daniel H. Case III              36,329/(2)/                                .076%

Leslie G. Denend                42,498/(3)/                                .089%

John H. Montague                   600                                     .001%

Allison R. Schleicher           21,498/(4)/                                .045%

/1/ Includes 4,166 shares subject to options exercisable on or prior to June 7, 1997.
/2/ Includes 12,498 shares subject to options exercisable on or prior to June 7, 1997.
/3/ Includes 42,498 shares subject to options exercisable on or prior to June 7,1997.
/4/ Includes 21,498 shares subject to options exercisable on or prior to June 7, 1997.